                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934



                              Visible Genetics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92829S104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 14, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 2 of 26 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    1,039,731
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,039,731

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,039,731

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 3 of 26 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                12,308

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    2,213,479
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                12,308

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,213,479

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,225,787

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.8%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 4 of 26 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    2,213,479
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,213,479

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           2,213,479

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.7%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 92829S104                                           Page 5 of 26 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures International, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    1,100,239
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,100,239

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           1,100,239

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           PN

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 (the "Amendment") amends the Amendment No. 2 to the
Schedule 13D, filed on February 22, 2000, which amended the Amendment No. 1 to the Schedule 13D, filed on January 10, 2000, which amended the Schedule 13D filed on July 22, 1999 (the "Schedule 13D"). The Amendment is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Ventures International, L.P., a Bermuda limited partnership ("WPVI"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP, WPVI and WP, the "Reporting Entities"). This Amendment relates to the common shares, without par value, of Visible Genetics Inc., an Ontario, Canada corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common shares of Visible Genetics Inc., without par value. The holdings of Common Stock of WP and EMW in this Amendment include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII, WPVI and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.
-------

     Item 5 of the Schedule 13D is hereby amended to read as follows:

     "(a) The Reporting Entities beneficially own shares of Common Stock of the Company by virtue of their ownership of Common Stock and Series A Preferred Shares. On September 14, 2000, WPVI distributed a total of 400,000 shares to its partners and WPEP and its three related Dutch entities distributed 399,997 shares to their respective partners (the "Distribution").

     As of September 25, 2000, WP and EMW each beneficially owned 2,225,787 shares and 2,213,479 shares of Common Stock, respectively. Also as of this date, WPEP and WPVI beneficially owned 1,039,731 shares of Common Stock, and 1,100,239 shares of Common Stock, respectively. Of the shares beneficially owned by WP and EMW, 60,510 shares represent the aggregate Common Stock beneficially held by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to own beneficially all of the shares of Common Stock which are beneficially owned by these entities.

     Assuming full conversion of the Series A Preferred Shares held by the Investors (giving effect to dividend accruals through June 30, 2000), as of September 25, 2000, the 2,225,787 shares of Common Stock beneficially held by the Reporting Entities represented approximately 12.8% of the sum of the outstanding shares of Common Stock (based on the 15,192,000 shares of Common Stock outstanding as of June 30, 2000) together with the 2,200,314 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Entities. Assuming full conversion of the Series A Preferred Shares, as of September 25, 2000, the 1,100,239 shares of Common Stock beneficially held by WPVI represented approximately 6.8% of the sum of the 15,192,000 outstanding shares of Common Stock and the 1,100,207 shares issuable on conversion of the Series A Preferred Stock held by WPVI. Assuming full conversion of the corresponding Series A Preferred Shares, as of September 25, 2000, the 1,039,731 shares of Common Stock beneficially held by WPEP represented approximately 6.4% of the sum of the 15,192,000 outstanding shares of Common Stock and the 1,039,662 shares of Common Stock issuable on conversion of the Series A Preferred Stock held by WPEP.

     As of September 25, 2000 assuming full conversion of the Series A Preferred Shares held by such entities, WPNEPI, WPNEPII and WPNEPIII held beneficial ownership of an aggregate of 60,510 shares of Common Stock, which is 0.4% of the sum of 15,192,000 and 60,445 shares of Common Stock issuable on conversion of the Series A Preferred Stock held by WPNEPI, WPNEPII and WPNEPIII.

     (b) WPEP and WPVI have beneficial ownership over 1,039,731 and 1,100,239 shares of Common Stock, respectively. WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of an aggregate of 60,510 shares of Common Stock. WPEP, WPVI, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with EMW and WP.

     (c) Except as reported in this Amendment, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable."

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2000               WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                             By: Warburg, Pincus & Co.,
                                                 General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


Dated: September 25, 2000               WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


Dated: September 25, 2000               E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Member


Dated: September 25, 2000               WARBURG, PINCUS VENTURES
                                        INTERNATIONAL, L.P.

                                             By: Warburg, Pincus & Co.,
                                                 General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of WP and members of EMW. The sole general partner of WPEP and WPVI is WP. WPEP, WPVI, WP, and EMW LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

--------------------------- ----------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH WP, AND POSITIONS
           NAME                         WITH THE REPORTING ENTITIES

--------------------------- ----------------------------------------------------
Joel Ackerman               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Harold Brown                Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
W. Bowman Cutter            Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Cary J. Davis               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Stephen Distler             Partner of WP; Member, Managing Director and
                            Treasurer of EMW LLC
--------------------------- ----------------------------------------------------
Stewart K. P. Gross         Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Patrick T. Hackett          Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Jeffrey A. Harris           Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
William H. Janeway          Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Charles R. Kaye             Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Henry Kressel               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Joseph P. Landy             Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Sidney Lapidus              Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Kewsong Lee                 Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Jonathan S. Leff            Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Reuben S. Leibowitz         Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
David E. Libowitz           Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Nancy Martin                Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Edward J. McKinley          Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Rodman W. Moorhead III      Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Howard H. Newman            Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Gary D. Nusbaum             Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Dalip Pathak                Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Lionel I. Pincus            Managing Partner of WP; Managing Member, Chairman
                            of the Board and Chief Executive Officer of EMW LLC
--------------------------- ----------------------------------------------------
John D. Santoleri           Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Henry Schacht               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Steven G. Schneider         Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
John L. Vogelstein          Partner of WP; Member and Vice Chairman of EMW LLC
--------------------------- ----------------------------------------------------
Elizabeth H. Weatherman     Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Pincus & Co.*
--------------------------- ----------------------------------------------------
NL & Co.**
--------------------------- ----------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

As of 8/00

                               MEMBERS OF EMW LLC

--------------------------- ----------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH EMW LLC, AND POSITIONS
                 NAME                    WITH THE REPORTING ENTITIES

--------------------------- ----------------------------------------------------
Joel Ackerman               Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Frank M. Brochin (1)        Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Harold Brown                Member and Senior Managing Director of EMW LLC;
                            Partner of WP
--------------------------- ----------------------------------------------------
W. Bowman Cutter            Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Cary J. Davis               Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Stephen Distler             Member, Managing Director, and Treasurer of EMW LLC;
                            Partner of WP
--------------------------- ----------------------------------------------------
Tetsuya Fukagawa (2)        Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Stewart K. P. Gross         Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Alf Grunwald (3)            Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Patrick T. Hackett          Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Jeffrey A. Harris           Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Roberto Italia (4)          Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
William H. Janeway          Member and Senior Managing Director of EMW LLC;
                            Partner of WP
--------------------------- ----------------------------------------------------
Charles R. Kaye             Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Henry Kressel               Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Rajiv B. Lall (5)           Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Joseph P. Landy             Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Sidney Lapidus              Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Kewsong Lee                 Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Jonathan S. Leff            Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Reuben S. Leibowitz         Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
David E. Libowitz           Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Nicholas J. Lowcock (6)     Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
John W. MacIntosh (7)       Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Nancy Martin                Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Edward J. McKinley          Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
James McNaught-Davis (6)    Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Rodman W. Moorhead III      Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Howard H. Newman            Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Gary D. Nusbaum             Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Dalip Pathak                Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Lionel I. Pincus            Managing Member, Chairman of the Board and Chief
                            Executive of EMW LLC; Managing Partner of WP
--------------------------- ----------------------------------------------------
John D. Santoleri           Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Henry Schacht               Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Steven G. Schneider         Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Dominic H. Shorthouse (6)   Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Melchior Stahl (3)          Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Chang Q. Sun (8)            Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
John L. Vogelstein          Member and Vice Chairman of EMW LLC; Partner of WP
--------------------------- ----------------------------------------------------
Elizabeth H. Weatherman     Member and Managing Director of EMW LLC; Partner of
                            WP
--------------------------- ----------------------------------------------------
Jeremy S. Young (6)         Member and Managing Director of EMW LLC
--------------------------- ----------------------------------------------------
Pincus & Co.*
--------------------------- ----------------------------------------------------

(1)      Citizen of France
(2)      Citizen of Japan
(3)      Citizen of Germany
(4)      Citizen of Italy
(5)      Citizen of India
(6)      Citizen of United Kingdom
(7)      Citizen of Canada
(8)      Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

As of 8/00